UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAUI LAND & PINEAPPLE COMPANY, INC.

(Exact name of registrant as specified in its charter)

Hawaii	99-0107542
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii	96733-6687
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Common Stock, without par value	New York Stock Exchange
(Title of Class)	(Name of Exchange)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	In this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                    Description of Registrant’s Securities to be Registered.

The securities to be registered are shares of common stock, without par value (the “Common Stock”), of Maui Land & Pineapple Company, Inc. (the “Company”). The authorized capital stock of the Company currently consists of 23,000,000 shares of Common Stock. The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Restated Articles of Association, as amended (the “Restated Articles”), and Amended Bylaws (the “Bylaws”), copies of which are incorporated herein by this reference.

Common Stock

Holders of Common Stock are entitled to dividends out of funds legally available therefor when and as declared by the Board of Directors, and on liquidation, are entitled pro rata according to their stockholdings to receive the remaining assets of the Company after payment and discharge of all liabilities.  Shares of Common Stock are not subject to redemption or liable to assessment or further call.  Stockholders are entitled to one vote per share.  Directors are elected by non-cumulative voting.  Pursuant to the Restated Articles, the Board of Directors is divided into three classes, each of which consists of one-third of the total number of directors (or as near to this as possible) who hold office for a period of three years.  The Company’s classified board could have the effect of delaying, deferring or preventing a change in control of the Company.  See “Certain Anti-Takeover Provisions in the Restated Articles and Bylaws” below. The holders of the Company’s Common Stock have no preemptive rights.

Restrictions on Acquisition of the Company

The acquisition of ranges of voting power (starting at 10% and at 10% intervals up to a majority) for the election of directors of an issuing public corporation (each, a “Control Share Acquisition”) is subject to the requirements of the Hawaii Control Share Acquisitions Act (the “CSA Act”).  The Company is an issuing public corporation within the meaning of the CSA Act.  The CSA Act is designed to inhibit hostile acquisitions by prohibiting a Control Share Acquisition unless each such acquisition is separately approved by a majority of the corporation’s outstanding shares (excluding shares owned by the acquiring person) and by imposing certain state law disclosure and timing requirements.  If an acquisition is made without the requisite approval, then, for a period of one year, the shares acquired by the acquiring person will (i) be denied voting rights, (ii) be non-transferable, and (iii) be subject to redemption at the option of the corporation at a price equal to either the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

Thus, under certain circumstances, the CSA Act may make it more difficult for an acquiring person to exercise control over the Company due to the limitations placed on that person’s ability to vote the shares so acquired.  The foregoing discussion of the CSA Act is qualified in its entirety by the text of the CSA Act.

Certain Anti-Takeover Provisions in the Restated Articles and Bylaws

The following discussion is a general summary of certain provisions of the Restated Articles and Bylaws of the Company which may be deemed to have an “anti-takeover” effect.

Classified Board of Directors

As stated elsewhere herein, the Restated Articles and Bylaws of the Company divide the Board of Directors into three classes of directors consisting currently of three members in each class, with each class holding office for three years in staggered terms. Class One consists of three directors whose term of office expires in 2009. Class Two consists of three directors whose term of office expires in 2010. Class Three consists of three directors whose term of office expires in 2008. A classified board of directors precludes an insurgent group from unseating more than one-third of the Board at any one shareholders’ meeting.

Advance Notice Requirement for Director Nominations

The Company’s Bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the Chairman of the Board, the President or the Secretary of the Company. Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting.  To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices (i) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which the notice of the annual meeting is first mailed by the Company or on which the Company makes public disclosure of the date of the annual meeting, whichever first occurs; and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which a notice of the date of the special meeting is first mailed by the Company or on which the Company makes public disclosure of the date of the special meeting, whichever first occurs.

No person is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.

Size of Board; Filling of Vacancies

The Company’s Restated Articles provide for a Board of Directors of not less than nine nor more than twelve directors as shall be determined in accordance with the Bylaws from time to time.  The power to determine the number of directors within this range and the power to fill vacancies is vested in the Company’s Board of Directors.  As a result, new directors added to the Board to fill vacancies may not be up for shareholder election at the next annual meeting as a result of the classification of the Board.  The overall effect of these provisions may be to prevent a person or entity from immediately acquiring Board control.

No Ability to Act by Written Consent

Neither the Restated Articles nor the Bylaws permit a shareholder action to be taken by written consent.  Thus, the time and expense required to call a meeting of shareholders may make it more difficult approve certain actions, such as the election of new directors.

Supermajority Shareholder Vote to Amend Certain Bylaw Provisions

The Bylaws provide that the Bylaws may be altered, amended or repealed from time to time by the vote of not less than two-thirds of all of the directors of the Company, subject to repeal or change by action of the stockholders taken in accordance with the Article VIII.  The Bylaws, or any provision thereof, may also be repealed or changed by action of the shareholders at a duly called and noticed annual or special meeting if such proposal is approved by the affirmative vote of the holders of at least a majority of the Company’s outstanding common stock.  However, any shareholder proposal that would repeal the Bylaws in their entirety, or amend, add or delete any Bylaw provision concerning the number, term of office or qualifications of directors, the nomination of directors, the classification of the Board of Directors, requirements for advance notice of matters to be brought before any annual or special meeting, or the ability to amend the Bylaws, shall be effective only if approved by the affirmative vote of the holders of at least two-thirds of the Company’s outstanding common stock.  This supermajority amendment provision could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy.

Item 2.                                   Exhibits.

Exhibit No.	Description

3.1

Restated Articles of Association of Maui Land & Pineapple Company, Inc., as amended (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 31, 2008).

3.2

Amended Bylaws of Maui Land & Pineapple Company, Inc., as amended (incorporated by reference to Exhibit 3.1(ii) to Amendment No. 1 to Registration Statement on Form 8-A/A, File No. 001-06510, filed with the Securities and Exchange Commission on January 5, 2004).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MAUI LAND & PINEAPPLE COMPANY, INC.

Dated:	April 1, 2008
	By:	/s/ David C. Cole
David C. Cole
President and Chief Executive Officer